SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 13, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                                                                                                                                                                  1st July 2004

Provalis plc

Provalis signs Vaccine Option Agreement with Chiron Vaccines

Provalis plc (LSE: PRO; NASDAQ: PVLS), the Medical Diagnostics and Pharmaceuticals Group, today announces that it has signed an option agreement with Chiron Vaccines. Under the terms of the agreement:

  Chiron Vaccines is granted an initial 12 month, exclusive option (extendable by a further 12 months on payment of a fee) to evaluate Provalis' protein based vaccine candidates to prevent Group B Streptococcus infection;

  Chiron Vaccines has paid an initial option fee to Provalis and will pay all costs connected with the patents underpinning these vaccine candidates; and

  Chiron Vaccines has the right to enter into an exclusive licence for, or to acquire, these vaccine candidates, in both cases on pre-determined terms (which include the quantum of staged milestone payments and royalty rates for the licence).

Commenting on the agreement, Phil Gould, Chief Executive Officer of Provalis said "We announced in 2002 that we would focus all of our resources on our Medical Diagnostics and Pharmaceuticals businesses, and would seek partners to continue the development of our vaccine development programmes. We are, therefore, delighted to have reached this agreement with a major worldwide player in vaccine development such as Chiron Vaccines. This, together with the earlier deal with GlaxoSmithKline for Haemophilus Influenzae antigens, delivers potential long term upside for our investors."

END

Provalis' Internet Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops and sells to world markets medical diagnostic products for chronic disease management. The business' principal products are Glycosal(R) and Osteosal(R) in the areas of diabetes and osteoporosis respectively.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business' principal product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Provalis' Vaccine Development - From 1998 to 2002, Provalis identified a number of recombinant protein antigens as candidates for common infections. However, given the significant costs required to fund the development of lead candidates through clinical trials, Provalis concluded that further development was beyond its resources and so sought partners for the development programmes.

Group B Streptococcus (GBS) is a species of bacteria causing severe infection including meningitis, pneumonia and bacteraemia in infants and the elderly. Provalis' proprietary recombinant protein based antigens allow the development of a vaccine to prevent or treat cases of GBS infection.

Chiron Vaccines, a business unit of Chiron Corporation, is the world's fifth-largest vaccines business and the second-largest provider of influenza vaccines.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   August 13, 2004